NSA NETHERLAND, SEWELL & ASSOCIATES, INC.

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

To: The Board of Directors of Provident Energy Ltd.

Reference: **Renewal Annual Information Form of Provident Energy Trust (the "Trust")**

Dear Sirs/Mesdames:

We refer to the renewal annual information form of Provident Energy Trust (the "Trust") dated March 29, 2006 (the "AIF") and the Form 40-F of the Trust.

Netherland, Sewell & Associates, Inc. ("NSA") was engaged to evaluate the oil and natural gas reserves in respect of certain properties held by BreitBurn Energy Company LLC. We understand that the AIF and the Form 40-F contain references to the NSA Report dated March 2, 2006 (the "Report") and to our having evaluated the oil and natural gas reserves in respect of these properties. Summaries of and excerpts from the Report are included in the Form 51-101F1. The AIF and Form 40-F contain reference to the Form 51-101F1 and to Form 51-101F2 of NSA dated March 2, 2006.

We hereby consent to the use of our name and reference to the said Report in the AIF and Form 40-F.

NETHERLAND, SEWELL & ASSOCIATES, INC.

By: /s/ Danny D. Simmons

Danny D. Simmons
Executive Vice President

Houston, Texas
March 28, 2006